MDS Provides 2008 Financial Guidance at Annual Investor Day

TORONTO, Canada, February 21, 2008 – MDS Inc. (TSX: MDS; NYSE: MDZ), a leading provider of products and services to the global life sciences markets will hold its 2008 Annual Investor Day in New York today beginning at 9:00 am EST and announce its guidance for full year 2008.

MDS’s financial guidance for 2008 builds off a successful 2007 when MDS completed its transition to a global life sciences company, and drove a 17% increase in net revenues and 88% growth in adjusted EBITDA.

“Our 2008 earnings guidance demonstrates our continued confidence in our ability to drive enhanced performance in our top and bottom line” said Stephen P. DeFalco, President and CEO. “Our continued focus on globalization, innovation and operational excellence to serve our customers will be important drivers in creating shareholder value at MDS in 2008 and beyond.”

2008 Guidance ($US Millions, except per share amounts)

	2007 Actual Results	2008 Guidance
Total Revenues	$1,210	$1,350 – $1,410
Net Revenues	$1,119	$1,250 – $1,300
Adjusted EBITDA	$145	$175 – $185
Adjusted EPS	$0.34	$0.37 – $0.43
Income (loss) from continuing operations	($33)	$55 – $65
Basic EPS	($0.25)	$0.45 – $0.53
Capital Expenditures	$71	$65 – $75
Effective Tax Rate	41%	0-10%

The underlying assumptions used in preparing MDS 2008 guidance are outlined below.

MDS expects net revenue growth for 2008 to be in the range of 12%-16% based on: the net impact of the Molecular Devices acquisition, the divestiture of the MDS Nordion external beam therapy and self-contained irradiator product lines, and increased revenues across all three business units due to expected market growth and improved sales execution.  Total revenue is a GAAP measure that includes a forecast for reimbursement revenues, which are then excluded from the calculation of net revenues.

MDS expects adjusted EBITDA to grow at 21%-28% and to be in the range of $175-$185 million driven by: productivity improvements, particularly in MDS Pharma Services, revenue growth across MDS, and the full year impact of the acquisition of Molecular Devices.  For 2008, the adjusting items used in calculating adjusted EBITDA include the loss on the sale of MDS Nordion’s divested product lines and certain other items.

Adjusted earnings per share (adjusted EPS) for 2008 are expected to be in the range of $0.37-$0.43.  In addition to the adjusting items outlined above, adjusted EPS also excludes an expected 2008 gain on deferred taxes associated with future Canadian income tax rates.

Income from continuing operations and basic EPS for 2008 primarily reflects adjusted EBITDA growth and the income tax gain described above.

Capital expenditures in 2008 are expected to remain level with 2007.

The expected effective tax rate in 2008 is in the range of 0-10% reflecting an expected gain associated with the reduction of future Canadian income tax rates, the use of foreign tax loss carry-forwards and research and development investment tax credits.

For information on MDS’s 2007 actual results, please refer to the 2007 Annual Report available on the MDS website at www.mdsinc.com.

Webcast Details

MDS’s Investor Day will be webcast live beginning at 9am EST today, February 21, 2008.  To access the live webcast, please visit the MDS website at www.mdsinc.com.  The audio replay of the webcast and the presentation slides will be archived in the “For Investors” section of the MDS website under "Webcasts & Presentations".

Caution Concerning Forward-Looking Statements

This document contains forward-looking statements.  Some forward-looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties.  MDS's actual results could differ materially from those expressed in the forward looking statements due to these risks and a number of other factors, including, but not limited to, successful implementation of structural changes, including restructuring plans and acquisitions, technical or manufacturing or distribution issues, the competitive environment for MDS's products, the degree of market penetration of its products, the ability to secure a reliable supply of raw materials, the strength of the Canadian and US economies, the impact of the movement of the US dollar relative to other currencies, particularly the Canadian dollar and the euro, uncertainties associated with critical accounting assumptions and estimates, and other factors set forth in reports and other documents filed by MDS with Canadian and US securities regulatory authorities from time to time, including MDS’s quarterly and annual MD&A, annual information form, and annual report on Form40-F for the fiscal year ended October 31,2007 filed with the Securities & Exchange Commission.

Also note that all financial data is now shown on a US GAAP basis.  MDS converted to US GAAP reporting with the filing of its 2007 annual report and financial statements on January 29, 2008.

Use of Non-GAAP Financial Measures

The use of non-GAAP measures including terms such as net revenues, adjusted EBITDA, and adjusted EPS are used to explain the operating performance of the Company.  These terms are not defined by GAAP and MDS’s use may vary from that of other companies.  MDS uses certain non-GAAP measures so that investors and analysts have a better understanding of the significant events and transactions that have had an impact on results or may have an impact on MDS’s financial outlook.  MDS provides a description of these non-GAAP measures and a reconciliation of these non-GAAP measures for 2007 actual results to GAAP financial results in the MD&A of its 2007 annual report.  Where MDS has provided 2008 guidance using non-GAAP measures, these are reconciled to a corresponding measure based on GAAP and reconciliations are available on the MDS website.

About MDS

MDS is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and the diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 5,500 highly skilled people in 29 countries.  Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

Contacts

Kim Lee
Director, Investor Relations
MDS Inc.
(416) 675-6777 x 32606
Kim.lee@mdsinc.com

Lesley Beneteau
Manager, External Communications
MDS Inc.
(416) 675-6777 x 32265
Lesley.beneteau@mdsinc.com